Exhibit 4.3

description of the registrant’s COMMON STOCK  registered

pursuant to section 12 of the securities exchange act of 1934

As of December 31, 2019, MainStreet Bancshares, Inc. had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) our common stock.

The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and our Bylaws (the “Bylaws”), each of which is an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read our Articles of Incorporation, our Bylaws and the applicable provisions of Virginia State Corporation Act for additional information.

Authorized Capitalization

Our authorized capital stock consists of:

•	10,000,000 shares of common stock, par value $4.00 per share; and
•	2,000,000 shares of serial preferred stock, par value $1.00 per share.

Our Board of Directors may issue shares of our common stock from time to time for such consideration as the Board may deem advisable without further shareholder approval, subject to the maximum number of authorized shares provided in our articles of incorporation. Our common stock is non-withdrawable capital, is not an insurable account and is not insured by the FDIC.

Dividend Rights

We may pay dividends as declared from time to time by the Board of Directors out of funds legally available for the payment of dividends, subject to certain restrictions imposed by federal and state laws. The holders of common stock are entitled to receive and share equally in any dividends as may be declared by the Board of Directors.

Voting Rights

In all elections of directors, each shareholder has the right to cast one vote for each share of common stock owned by him or her and is entitled to vote for as many persons as there are directors to be elected. Our shareholders do not have cumulative voting rights. On any other question to be determined by a vote of shares at any meeting of shareholders, each shareholder shall be entitled to one vote for each share of common stock owned by him or her and entitled to vote. Unless otherwise required by the Virginia Stock Corporation Act or our articles of incorporation, one-third of the votes entitled to be cast on a matter by a voting group at a shareholder meeting shall constitute a quorum.

Preemptive Rights

Holders of our common stock have no preemptive rights.

Calls and Assessments

All common stock outstanding is fully paid and nonassessable.

Liquidation Rights

Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, holders of our common stock are entitled to share ratably, after satisfaction in full of all of our liabilities (including deposit liabilities), in all of our remaining assets available for distribution. If preferred stock is issued, holders of preferred stock may have a priority over the holders of the Company’s common stock in the event of liquidation or dissolution.

Transfer Agent

American Stock Transfer & Trust Co. serves as our registrar and transfer agent.

Provisions That May Affect Change of Control

Our articles of incorporation and the Virginia Stock Corporation Act contain certain provisions designed to enhance the ability of the Board of Directors to deal with attempts to acquire control of the Company. These provisions and the ability to set the voting rights, preferences and other terms thereof may be deemed to have an anti-takeover effect and may discourage takeover attempts which have not been approved by the Board (including takeovers which certain shareholders may deem to be in their best interest). To the extent that such takeover attempts are discouraged, temporary fluctuations in the market price of our common stock resulting from actual or rumored takeover attempts may be inhibited. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even though such transaction may be favorable to the interests of shareholders, and could potentially adversely affect the market price of our common stock.

The following briefly summarizes protective provisions that are contained in our articles of incorporation or provided by the Virginia Stock Corporation Act. This summary is necessarily general and is not intended to be a complete description of all the features and consequences of those provisions and is qualified in its entirety by reference to our articles of incorporation and the Virginia Stock Corporation Act.

Supermajority Approval of Certain Actions. Our articles of incorporation require a supermajority of 80% or more of all votes entitled to be cast for shareholder approval of certain actions, unless at least two-thirds of the Board of Directors has approved and recommended the action. Items subject to this supermajority provision include amendments of our articles of incorporation, approval of plans of merger or share exchange, asset sales of all or substantially all of the Company’s assets other than in the regular course of business, and plans of dissolutions. If at least two-thirds of our Board of Directors has approved and recommended one of the above actions, a simple majority vote is required to approve the matter.

Staggered Board of Directors. According to our bylaws, our Board of Directors must have a minimum of five members and a maximum of 15 members. Our Board consists of three groups each of which serves three-year terms, with the term of office of one group expiring each year. According to our articles of incorporation and bylaws, a director may be removed with or without cause by the affirmative vote of a majority in interest of shareholders present at a meeting where a quorum is in attendance.

Authorized Shares of Preferred Stock. The Company is unable to determine the effects of any future issuance of a series of preferred stock on the rights of its shareholders until the Board of Directors determines the rights of the holders of such series. However, such effects might include: (i) a preference in the payment of dividends to holders of preferred stock; (ii) dilution of voting power in the unlikely event that the holders of shares of preferred stock are given voting rights; (iii) dilution of the equity interests and voting power of holders of common stock if the preferred stock is converted into common stock; (iv) a liquidation preference above the holders of common stock; and (v) prevention of mergers with or business combinations by the Company and discouragement of possible tender offers for shares of the Company’s common stock.

Virginia Stock Corporation Act. Articles 14 and 14.1 of the Virginia Stock Corporation Act contain provisions regarding affiliated transactions and control share acquisitions. Both the affiliated transactions statute and the control share acquisitions statute apply to Virginia corporations with more than 300 shareholders of record. As of December 31, 2019, we had approximately 280 shareholders of record. While Articles 14 and 14.1 of the Virginia Stock Corporation Act do not currently apply to the Company, at such time as the number of our shareholders of record exceeds 300, these provisions could have an anti-takeover effect, thereby reducing the control premium that might otherwise be reflected in the value of our common stock. Although Virginia corporations are permitted to opt out of these provisions, we have not done so. Below is a summary of the key provisions of these Articles. You should read the actual provisions of the Virginia Stock Corporation Act for a complete understanding of the restrictions that these provisions place on affiliated transactions and control share acquisitions.

Affiliated Transactions Statute. Article 14 of the Virginia Stock Corporation Act governs “affiliated transactions,” or transactions between a Virginia corporation and an “interested shareholder.” “Interested shareholders” are holders of more than 10% of any class of a corporation’s outstanding voting shares. Subject to certain exceptions discussed below, the affiliated transactions statute requires that, for three years following the date upon which any shareholder becomes an interested shareholder, any affiliated transaction must be approved by the affirmative vote of holders of two-thirds of the outstanding shares of the corporation entitled to vote, other than the shares beneficially owned by the interested shareholder, and by a majority (but not less than two) of the “disinterested directors.” The affiliated transactions statute defines a disinterested director as a member of a corporation’s board of directors who either (i) was a member before the later of January 1, 1988 or the date on which an interested shareholder became an interested shareholder or (ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the disinterested directors then on the corporation’s board of directors. At the expiration of the three-year period after a shareholder becomes an interested shareholder, these provisions require that any affiliated transaction be approved by the affirmative vote of the holders of two-thirds of the outstanding shares of the corporation entitled to vote, other than those beneficially owned by the interested shareholder.

The principal exceptions to the special voting requirement apply to affiliated transactions occurring after the three-year period has expired and require either that the affiliated transaction be approved by a majority of the corporation’s disinterested directors or that the transaction satisfy specific statutory fair price requirements. In general, the fair price requirements provide that the shareholders must receive for their shares the higher of: the highest per share price paid by the interested shareholder for his or its shares during the two-year period prior to becoming an interested shareholder, or the fair market value of the shares. The fair price requirements also require that, during the three years preceding the announcement of the proposed affiliated transaction, all required dividends have been paid and no special financial accommodations have been accorded the interested shareholder, unless approved by a majority of the disinterested directors.

Control Share Acquisitions Statute. With specific enumerated exceptions, Article 14.1 of the Virginia Stock Corporation Act applies to acquisitions of shares of a corporation which would result in an acquiring person’s ownership of the corporation’s shares entitled to be voted in the election of directors falling within any one of the following ranges: 20% to 33 1/3%, 33 1/3% to 50% or 50% or more. Shares that are the subject of a control share acquisition will not be entitled to voting rights unless the holders of a majority of the “disinterested shares” vote at an annual or special meeting of shareholders of the corporation to accord the control shares with voting rights. Disinterested shares are those outstanding shares entitled to be voted that are not owned by the acquiring person or by officers and inside directors of the target company. Under specific circumstances, the control share acquisitions statute permits an acquiring person to call a special shareholders’ meeting for the purpose of considering granting voting rights to the holders of the control shares. As a condition to having this matter considered at either an annual or special meeting, the acquiring person must provide shareholders with detailed disclosures about his or its identity, the method and financing of the control share acquisition and any plans to engage in specific transactions with, or to make fundamental changes to, the corporation, its management or business. Under specific circumstances, the control share acquisitions statute grants dissenters’ rights to shareholders who vote against granting voting rights to the control shares. Among the acquisitions specifically excluded from the control share acquisitions statute are acquisitions which are a part of certain negotiated transactions to which the corporation is a party and which, in the case of mergers or share exchanges have been approved by the corporation’s shareholders under other provisions of the Virginia Stock Corporation Act.

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